January 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Sarah Sidwell

Re:	Nxu, Inc. Registration Statement on Form S-3 Filed on January 19, 2024 File No. 333-276613

Dear Ms. Sidwell,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Nxu, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:00 a.m. Washington D.C. time on February 2, 2024, or as soon thereafter as practicable.

Please contact Michael Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

NXU, INC.

By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

cc:	Michael Blankenship, Esq., Winston & Strawn LLP